McLaughlin & Stern, llp

Steven W. Schuster Partner Direct Phone: (212) 448B6216 Direct Fax: (800) 203-1556 EBMail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448B1100 Fax (212) 448B0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677B5700 Fax (845) 677B0097

March 9, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	GFR Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, June 30
and September 30, 2009
File No. 0-27959

Dear Mr. Rosenberg:

The following is our reply to your comments and inquiries in your letter of December 22, 2009, regarding the periodic filings of GFR Pharmaceuticals, Inc.  To facilitate your review, the responses re keyed to your comments.

Comment:
Item 9A. Controls and Procedures, page 13

1. You disclose that "management concluded that our internal control over financial reporting was effective as of December 31, 2008." In the ensuing paragraph you also disclose that "management has reviewed its internal controls and had determined that the internal controls were not sufficient to prepare the financial statements in accordance with GAAP..." Please revise your disclosure to address this inconsistency, In addition, please address the following:

•
Your disclosures in subsequent Form 10-Q filings for the quarters ended March   31, 2009, June 30, 2009 and September 30, 2009 appear to indicate that a change in ICFR may have occurred as the same disclosure presented here with regards to your internal controls not being sufficient to prepare the financial statements in accordance with GAAP is not presented in those quarterly filings. However, you have concluded that there were no changes in ICFR during those periods. Please revise your disclosure in the related quarterly period in which the change occurred or advise.

McLaughlin & Stern, llp

Please refer to Section 11.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33.8760, available on our website at: http://www.sec.gov/rules/final/ 33-8760.htm>

We recognize that our statements are inconsistent.  The Company believes that the financial statements could be prepared in accordance with GAAP and the audit letter from the independent accountants concluded that the financial statements were prepared in accordance with GAAP.   Although there was a weakness in the reporting of bad debt, management took steps to correct it in the fourth quarter of 2008.  The Company was not aware of any other weaknesses in internal controls.

The Company intends to replace the second paragraph in Item 9A with the following:

“Management concluded that required provision for bad debt had not been brought to the attention of management on a timely basis but that, overall, the financial statements could be prepared in accordance with GAAP.   Management has reviewed its internal controls regarding indebtedness to ensure that it is aware of debt that may need to be classified as bad debt.”

We recognize that in our 10Q’s filed in 2009, we do not speak of any changes in internal controls.  The Company believes that the internal controls with respect to notifying management about bad debt were improved in the fourth quarter of 2008.  There were no other changes in internal controls during the first three quarters of 2009.

Comment:

Report of Independent registered Public Accounting Firm, Page F-2

2. Please revise to include a typed signature of your accounting firm. Refer to Rule 302 of Regulation S-T.

The typed signature of the accounting firm will be included with the amendment to the 10K.

Comment:

Exhibits 31. and 3l ..2

3. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 in its entirety and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K referring to your internal control over financial reporting.

McLaughlin & Stern, llp

The certifications will be revised to include the additional language.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call me at 212 448-6216.

Thank you for your consideration.

Your truly,

/s/ Steven Schuster

cc:  Sasha Parikh, Staff Accountant